Exhibit 1

Release to the Market

31 August 2005

Westpac provides updated Australian business credit data for July 2005

On 29 July 2005 Westpac provided information on business credit growth to assist the market reconcile Westpac’s credit growth with the publicly released aggregate market statistics.  At that time we indicated we would provide monthly updates to the market.

The information provided below details Westpac’s total business credit at the end of July 2005, and the contribution of Business and Consumer Banking (BCB) to this number.  The total business credit number aligns with the Reserve Bank of Australia (RBA) classification of ‘Business’ credit within the RBA’s ‘Lending and Credit Aggregates’.

It is important to note that the Australian Prudential Regulation Authority (APRA) banking statistics for business are not directly comparable to the RBA credit statistics due to different lending classifications and because the APRA data includes lending to governments and authorised deposit taking institutions unlike the RBA series.

For May, June and July 2005, Westpac’s business credit to the private sector was:

$m	May 2005	June 2005	July 2005
Total Westpac business credit	54,350	54,039	54,349
Total Westpac business credit represented by BCB	37,278	37,661	37,993

The above information for BCB business credit also closely aligns to the business loans and acceptance data we provide in our result announcements.  That said, there are some differences in these measures principally due to the inclusion of government lending in our published accounts.

In the future Westpac is not planning to make separate releases on business credit but will ensure this data is available on our website at www.westpac.com.au/investorcentre.

Further Information:

Andrew Bowden		David Lording
Head of Investor Relations		Head of Media Relations
Phone	(02) 9226 4008	Phone	(02) 9226 3510
Mobile	043 828 4863	Mobile:	0419 188 126